

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Stuart Landesberg
Chief Executive Officer
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111

> **Re: Grove Collaborative Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2022**
> **File No. 333-266197**

Dear Mr. Landesberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please highlight any differences in the current trading price, the prices that the selling securityholders (including the sponsor, founders, officers, directors, PIPE investors, Backstop investors or any other private placement investors) acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit that such selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Cover Page

2.   For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

3.   Disclose the exercise price(s) of the warrants compared to the market price of the underlying shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

4.   We note the number of Class A Common Stock being registered for resale here and in your registration statement on Form S-1 filed July 19, 2022, File No. 333-266205 (Equity Line Form S-1) will constitute a number of shares that is comparable to your current public float. We also note that a significant portion of the shares being registered for resale were purchased by certain selling securityholders for prices considerably below the current market price of the Class A Common Stock. Please highlight the significant negative impact that the collective sales of shares could have on the public trading price of the Class A Common Stock. Please highlight the potential significant negative impact based on this registration statement and, separately, the combine negative impact factoring in both this registration statement and the Equity Line Form S-1.

Summary, page 1

5.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's Class A Common Stock. Your discussion should highlight the fact that a few of your shareholders are beneficial owners of a significant percentage of your outstanding shares (include quantification and percentages) and will be able to sell all of their shares (as indicated in the Selling Holders table) for so long as the registration statement of which this prospectus forms a part is available for use.

Risk Factors, page 9

6.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your Equity Line Form S-1 could have on the public trading price of the Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of

the lower price that they purchased their shares than the public investors.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67</u>

7.   In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ryan Lichtenfels at 202-551-4457 or Donald Field at 202-551-3680 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Martin Wellington